

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2011

Via E-mail
David F. Melcher
Chief Executive Officer
Exelis Inc.
1650 Tysons Boulevard, Suite 1700
McLean, Virginia 22102

>  **Re:  Exelis Inc. f/k/a ITT DCO, Inc.**
>  **Registration Statement on Form 10-12B**
>  **Filed July 11, 2011**
>  **File No. 001-35228**

Dear Mr. Melcher:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Please note that the headings and page numbers below refer to the headings and numbers that appear in Exhibit 99.1, which you have incorporated by reference.

Summary, page 1

Our Company, page 1

1.  In the first paragraph of page 1 you disclose revenues for the year ended December 31, 2010 and the quarter ended March 31, 2011.  To provide balance, also disclose your net income.  Similarly revise your financial information on page 16.

The Spin-Off, page 11

2.  Please disclose that you plan to make a cash transfer of approximately $681 million to ITT from the $890 million of indebtedness you expect to raise at or prior to the

distribution.  Each time you mention the $890 million of indebtedness throughout the information statement, also mention the $681 million cash contribution to ITT.

Q:  What are ITT's reasons for the spin-off?, page 7

3.      Please revise to briefly describe the negative factors associated with the spin-off considered by the ITT board of directors.  Elaborate on these factors under "Reasons for the Spin-Off" on page 33.

Q:  What are the U.S. Federal income tax consequences of the spin-off?, page 7

4.      Please disclose when you will obtain the tax opinion from tax counsel.  Also disclose whether ITT can waive the receipt of this tax opinion as a condition to the spin-off.

Q:  What is the Contribution?, page 8

5.      Disclose how you arrived at the amount of indebtedness to be incurred by ITT DCO and the amount of cash to be contributed to ITT.  Clarify how the cash contribution to ITT will "assist in the creation of appropriate capital structures for both ITT and ITT DCO."

Risk Factors, page 17

We are dependent on the U.S. Government for a substantial portion of our revenue, page 18

6.      We note your disclosure under this risk factor that the annual federal budget and appropriations to defense programs may affect your business. To provide context, please briefly describe how the risk of tighter defense budgets has already impacted your operations.  Furthermore, please update your disclosure to discuss here and in your MD&A the potential impact of the Budget Control Act of 2011, to the extent material. Lastly, revise this risk factor heading to more specifically highlight the risk discussed.

We have contracts with the U.S. Government that are classified…, page 20

7.      Please provide an indication of the extent to which your revenues are from classified programs.

We may be responsible for U.S. Federal income tax liabilities…, page 27

8.      Please further clarify which companies (ITT, DCO or WCO) will be liable for any federal income tax liabilities related to the distribution and whether the liabilities arise pursuant to federal laws or regulations or whether the liabilities arise pursuant to contractual agreements between the companies.  For liabilities that arise pursuant to contractual agreements between the companies, please disclose whether ITT and WCO, in addition to DCO, have also agreed to not enter into any transactions that could cause the spin-off to

be taxable to ITT and to indemnify ITT DCO for any tax liabilities resulting from such transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

9.      We refer to the description of your transition services agreement with ITT Corporation on page 155, as well as the risk factors regarding becoming an independent, standalone, public company.  Revise MD&A to describe the transition services agreement and provide information about the potential variability of your earnings and cash flows after becoming a stand-alone company.

Sources and Uses of Liquidity, page 67

10.     We note from your disclosures that you believe your future cash from operations together with your access to funds on hand and capital markets will provide adequate resources to fund your operating and financing needs.  Please revise to clarify how long you expect these cash sources to be adequate and enhance your disclosures to provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements.  We consider "long-term" to be the period in excess of the next twelve months.  Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months.

11.     Please revise to disclose, if material, the amount of cash and short term investments held by your foreign subsidiaries and the potential impact on your liquidity. We note that that there may be potential tax implications attributed to undistributed earnings of certain foreign subsidiaries, as disclosed in Note 6 Income Taxes.

Contractual Obligations, page 69

12.     In addition to providing the disclosure in the table as of your most recent fiscal year end, please also disclose known material changes to that information.  We note, for example, your disclosures regarding the $890 million of debt you expect to incur.

Goodwill and other intangible assets, page 73

13.     You disclose that the estimated fair value of your reporting units significantly exceeded their carrying value in the 2010 annual goodwill analysis.  You also disclose in Note 10 to the financial statements at page F-24, that future goodwill impairment tests could result in a charge to income.  Please disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.  Otherwise, disclose the following information for each

reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the most recent step-one test;
- Amount of goodwill allocated to the unit;
- Description of the methodology used to determine fair value;
- Description of key assumptions used and how the key assumptions were determined; and
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Management, page 90

Our Board of Directors, page 92

14.     For each director briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.  See Item 401(e) of Regulation S-K.

Director Compensation Table, page 96

15.     For each director disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end.  See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Executive Compensation, page 97

Overview of the AIP and Long-Term Incentive Target Awards, page 104

16.     We note you use ROIC at the Corporate, Group, and Value Center levels.  Explain how this metric is calculated from your audited financial statements.  See Instruction 5 to Item 402(b).

17.     Please also disclose the Group ROIC and Operating Margin.

18.     We note your table at the top of page 109 titled "Target AIP Award Percentage of Base Salary and Weighting of AIP Performance Components."  For each performance target, add a column that discloses the level of achievement and, for each named executive officer, disclose the total performance achievement.

Long-Term Incentive Awards Program, page 112

19.    We note the TSR awards generally are based on your performance as compared to the performance of the companies in the TSR Performance Index which consists of the S&P Industrial Companies listed on Appendix A but do not include those companies in the utility or transportation service industries.  To clarify the companies that make up the Index, please mark them with an asterisk and provide a legend in Appendix A.

Certain Relationships and Related Party Transactions, page 153

Tax Matters Agreement, page 154

20.    Please revise to clarify the restrictions on future actions agreed to by you, ITT and WCO to provide assurance that the distribution will be tax-free, including the nature of the strategic or other transactions you are restricted from pursuing.

Note 1. Description of Business and Summary of Significant Accounting Policies

Principles of Combination and Basis of Presentation, page F-8

21.    We refer to your discussion of expenses allocated to you from ITT.  You state that you believe these have been allocated to you on a reasonable basis; however, the allocation may not reflect the expenses you would have incurred as an independent, publicly traded company.  In this regard, please revise, to disclose management's estimate of what the expenses would have been on a standalone basis if DCO had operated as an unaffiliated entity from ITT.  Please refer to SAB Topic 1:B.1 for additional guidance.

Note 16. Commitments and Contingencies, page F-38

22.    We note from your disclosures that you have estimated and accrued $22 million for environmental matters as of December 31, 2010.  Please tell us how you considered the guidance found in ASC 450-20-50-3, which requires companies to disclose the amount or range of reasonably possible losses and disclosures required by Questions 2 and 4 of SAB Topic 5:Y.

Note 17 Segment Information, page F-40

23.    You disclose that the C4ISR electronics and systems segment provides products for government and commercial customers around the world.  Please disclose the amount of revenues and long-lived assets attributed to foreign countries in total and by individual country, if material, as required by ASC 280-10-50-41

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Staff Accountant, at 202-551-5695 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc:     Via E-mail
        Gary Sellers, Esq.
        Arjun Koshal, Esq.
        Simpson Thacher & Bartlett LLP